UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No.1)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shift Technologies, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

82452T107

(CUSIP Number)

Maruthi J. D. Venkata

610 E Zack St, Ste 110

Tampa, Florida 33602

Telephone: 7276108949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82452T107

(1)	Name of Reporting Persons: Maruthi J. D. Venkata S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 1,974,059 (1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 1,974,059 (1)
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,974,059 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 11.5% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	On March 14, 2023, the Reporting Person became a holder of more than 866,364 shares of Class A Common Stock, representing approximately 5.0% of the total issued and outstanding shares of Class A Common Stock of the Issuer, based on 17,228,479 shares of Class A Common Stock of the Issuer as of March 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for fiscal year ended December 31, 2022. Since March 14, 2023, the Reporting Person’s ownership of Class A Common Stock of the Issuer increased to 1,974,059 shares as of the date of this filing, representing approximately 11.5% of the total issued and outstanding shares of Class A Common Stock of the Issuer.

(2)	Based on 17,228,479 shares of Class A Common Stock of the Issuer as of March 31, 2023, as reported by the Issuer.

CUSIP Number: 82452T107

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed for the purposes of (i) explaining that the original filing of Schedule 13D was late inadvertently caused by the Reporting Person overlooking that a Schedule 13D was required to be filed upon his ownership of more than 5% of securities of the Issuer since March 14, 2023; and (ii) amending disclosures under Item 4 and including a letter sent by the Reporting Person to the Issuer as an exhibit.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A common stock, par value of US$0.0001 per share (the “Class A Common Stock”), of Shift Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 2525 16th Street, Suite 216, San Francisco, CA 94103.

On March 7, 2023, the Issuer effected a reverse stock split as a result of which every ten issued and outstanding shares of Class A Common Stock were automatically combined into one issued and outstanding share of Class A Common Stock, without any change in the par value per share (the “Reverse Split”).

Item 2. Identity and Background.

(a)	Maruthi J. D. Venkata

(b)	610 E Zack St, Ste 110, Tampa, Florida 33602

(c)	Chief Investment Officer of Tri Peaks Capital, LLC. The principal business of Tri Peaks Capital, LLC is to act as an investment management company. The Reporting Person hereby clarifies that interest in securities disclosed herein is held in the Reporting Person’s personal capacity and is not in connection with his employment with Tri Peaks Capital, LLC in any manner.

(d)	During the past five years, the Reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Class A Common Stock held by him directly using his personal fund.

Item 4. Purpose of Transaction

The Reporting Person originally acquired the shares of Class A Common Stock as investment at his personal capacity, as he believed that shares of Class A Common Stock, when purchased, represented an attractive investment opportunity.

On May 26, 2023, the Reporting Person sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”). In the Letter, the Reporting Person expressed his concern over Issuer’s operation and financial performance, and suggested the Issuer to (i) immediately restructure its debt, and (2) seek a strategic sale to private equity. The Reporting Person also demanded an observer seat on the Board and any special committee of the Board in charge of the strategic alternatives process. The Letter is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the shares of Issuer Class A Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Class A Common Stock held by the Reporting Person to other entities.

From time to time, the Reporting Person may engage in discussions with the Board and/or members of the Issuer’s management team concerning, including, without limitation, debt restructuring, strategic sale, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Person may express his views to the Board and/or members of the Issuer’s management team with respect to the Issuer’s business, products, and service offerings.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans at any time, as he deems appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Person’s need for liquidity, and other future developments.

Item 5. Interest in Securities of the Issuer

(a)	As of April 18, 2023, The Reporting Person may be deemed to beneficially own 1,974,059 shares of Class A Common Stock, which constitutes approximately 11.5% of the outstanding Class A Common Stock.

(b)	The Reporting Person has sole voting and dispositive power of 1,974,059 shares of Class A Common Stock.

(c)	The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 99.2 hereto.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported in this Schedule and held directly by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The securities are being held for investment purposes by the Reporting Person. There are no other arrangements between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Letter to the Board of Directors of Shift Technologies, Inc., dated May 26, 2023.

Exhibit 99.2	List of transactions effected by the Reporting Persons in the Issuer’s Common Stock during the 60-day period preceding this filing (Previously filed and incorporated by reference to Exhibit 1 to Schedule 13D filed on April 26, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023

By:	/s/ Maruthi J. D. Venkata
Name: Maruthi J. D. Venkata